October 25, 2019

Andrew Jackson
Chief Financial Officer
Ra Medical Systems, Inc.
2070 Las Palmas Drive
Carlsbad, CA 92011

       Re: Ra Medical Systems, Inc.
           Form 10-K For the Fiscal Year Ended December 31, 2018
           Filed March 15, 2019
           Form 8-K filed August 12, 2019
           File No. 001-38677

Dear Mr. Jackson:

        We have reviewed your October 8, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 24, 2019 letter.

Form 8-K filed August 12, 2019

Exhibit 99.1
Manufacturing Update

1. We note your response to prior comment 3. Please confirm you will revise future filings to expand your disclosure and provide a robust and comprehensive discussion of the issues you encountered in the catheter manufacturing process and your policies for testing and impairing catheters during the production process consistent with your response to our comment.
 Andrew Jackson
Ra Medical Systems, Inc.
October 25, 2019
Page 2

        Please contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.



FirstName LastNameAndrew Jackson                          Sincerely,
Comapany NameRa Medical Systems, Inc.
                                                          Division of
Corporation Finance
October 25, 2019 Page 2                                   Office of Life
Sciences
FirstName LastName